[redacted]

11019090

S. ... MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 65420 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBH Advisors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W 22nd Street, Suite 1250
(No. and Street)

Oak Brook — IL — 60523
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon & Co.
(Name – *if individual, state last, first, middle name*)

6412 Joilet Road, Suite 1 — Countryside — IL — 60525
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Nugent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBH Advisors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________

____________________________

____________________________

[signature]
Signature

Partner
Title

[signature]
Notary Public

OFFICIAL SEAL
CAROL L. MARWEDEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES OCT. 05, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HBH ADVISORS, L.L.C.

## FINANCIAL STATEMENTS

## YEARS ENDED DECEMBER 31, 2010 AND 2009

**PETER SHANNON & CO.**
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525

February 14, 2011

**HBH Advisors, L.L.C.**
**c/o Rock Island Capital**
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

**Independent Auditor's Report**

Gentlemen:

We have audited the accompanying statements of financial condition of HBH Advisors, L.L.C. as of December 31, 2010 and 2009 and the related statements of (loss), changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH Advisors, L.L.C. as of December 31, 2010 and 2009 and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages nine and ten is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.

**Certified Public Accountants**

## Index


| | | Page |
|---|---|---|
| **Independent Auditor's Report** | | |
| **Exhibit I** | Statements of Financial Condition | 2 |
| **Exhibit II** | Statements of (Loss) | 3 |
| **Exhibit III** | Statements of Changes in Member's Capital | 4 |
| **Exhibit IV** | Statements of Cash Flows | 5 |
| **Notes to Financial Statements** | | 6 - 8 |
| **Schedule A** | Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2010 and 2009 | 9 |
| **Schedule B** | Statement Regarding Rule 15c3-3 December 31, 2010 and 2009 | 10 |

Exhibit I

# HBH Advisors, L.L.C.
## Statements of Financial Condition
## December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 21,399 | $ 25,973 |
| Prepaid Expenses and Deposits | 561 | 1,227 |
| | $ 21,960 | $ 27,200 |
| **Other Assets** | | |
| Goodwill (Net of Impairment of $5,460 in 2010 and $3,780 in 2009) | $ 19,740 | $ 21,420 |
| **Total Assets** | $ 41,700 | $ 48,620 |
| **Liabilities and Member's Capital** | | |
| **Current Liabilities** | | |
| Accounts Payable | $ 550 | $ |
| **Member's Capital** | $ 41,150 | $ 48,620 |
| **Total Liabilities and Member's Capital** | $ 41,700 | $ 48,620 |

**The accompanying notes are an integral part of these financial statements.**

**Exhibit II**

# HBH Advisors, L.L.C.
## Statements of (Loss)
## Years Ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Income** | $ - 0 - | $ - 0 - |
| **Operating Expenses** | | |
| Broker Dealer Licenses and Fees | $ 1,747 | $ 1,945 |
| Professional Fees | 2,992 | 2,673 |
| Impairment of Goodwill (Note 7) | 1,680 | 1,680 |
| Miscellaneous Expenses | 1,051 | 325 |
| | $ 7,470 | $ 6,623 |
| **Net (Loss) for the Year** | $ (7,470) | $ (6,623) |

**The accompanying notes are an integral part of these financial statements.**

Exhibit III

# HBH Advisors, L.L.C.
## Statements of Changes in Member's Capital
## Years Ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Member's Capital - Beginning of Year** | $ 48,620 | $ 55,243 |
| Net (Loss) for the Year | (7,470) | (6,623) |
| **Member's Capital - End of Year** | $ 41,150 | $ 48,620 |

**The accompanying notes are an integral part of these financial statements.**

Exhibit IV

# HBH Advisors, L.L.C.
## Statements of Cash Flows
## Years Ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Operating Activities** | | |
| Net (Loss) | $ (7,470) | $ (6,623) |
| Adjustments to Reconcile Net (Loss) to Net Cash (Used) by Operating Activities | | |
| Impairment of Goodwill | 1,680 | 1,680 |
| Changes in Operating Assets and Liabilities | | |
| Decrease in Prepaid Expenses, Deposits, and Other Receivables | 666 | 75 |
| Increase in Accounts Payable | 550 | |
| **Net Cash (Used) by Operating Activities** | $ (4,574) | $ (4,868) |
| **(Decrease) in Cash and Cash Equivalents** | $ (4,574) | $ (4,868) |
| **Cash and Cash Equivalents - Beginning of Year** | 25,973 | 30,841 |
| **Cash and Cash Equivalents - End of Year** | $ 21,399 | $ 25,973 |

**The accompanying notes are an integral part of these financial statements.**

**HBH Advisors, L.L.C.**
**Notes to Financial Statements**
**December 31, 2010 and 2009**

**Note 1 Company's Activities**

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Oak Brook, Illinois. The Company was formed in May 2002 and received its license to operate as a registered broker dealer in November 2002.

**Note 2 Summary of Significant Accounting Policies**

**Revenue and Cost Recognition**

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

**Cash and Cash Equivalents**

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

**Advertising**

The Company expenses advertising costs as they are incurred.

**Income Taxes**

The Company is a single member limited liability company. All income is passed through to the Company's sole owner, a limited liability Company, and no income taxes are paid by the Company.

**Use of Estimates in the Preparation of Financial Statements**

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

**Reclassifications**

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

**Note 3 Fair Values**

The carrying amounts for cash and cash equivalents and accounts payable approximates fair value due to the short period of time to maturity.

**Note 4** **Concentrations of Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company may hold, from time to time, significant amounts of money in various banks in excess of the amount covered under FDIC insurance. Concentrations of credit with respect to trade receivables may exist from time to time due to the small number of customers comprising the Company's customer base.

The Company does not have a concentration of available sources of supply, material, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

**Note 5** **Computation of Net Capital**

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company.

At December 31, 2010, the Company had net capital of $20,849, which was $15,849 in excess of its required net capital of $5,000.

At December 31, 2009, the Company had net capital of $25,973, which was $20,973 in excess of its required net capital of $5,000.

**Note 6** **Reconciliation Pursuant to Rule 17a-5(D)(4)**

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2010 unaudited Focus report and this report, which affect net capital.

**Note 7** **Goodwill**

The Company has goodwill from the 2007 acquisition of assets, including intangible assets, from the Fred Jones Company. As an indefinite lived intangible asset, goodwill is not amortized but reviewed at least annually for impairment. The Company performs an impairment assessment on goodwill, comparing the fair value of the goodwill to the underlying elements that created the goodwill. The valuation and assumptions are performed on a consistent basis from year to year. During the years ended December 31, 2010 and 2009, an impairment of $1,680 and $1,680, respectively, was recorded as an expense on the Statements of (Loss).

**Note 8** **Member's Capital (Deficit)**

The Company is a Limited Liability Company. Member's Capital (Deficit) represents members' contributions, distributions and operating income or loss. Current operating income or loss is assigned to each member based on the Company's operating or other appropriate agreement.

**Note 9** **Subsequent Events**

Management has evaluated subsequent events through February 14, 2011, the date on which the financial statements were available to be issued.

Schedule A

## HBH Advisors, L.L.C.
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Total Member's Capital** | $ 41,150 | $ 48,620 |
| **Unallowable Assets** | (561) | (1,227) |
| **Goodwill and Other Intangible Assets** | (19,740) | (21,420) |
| **Haircuts Required** | - 0 - | - 0 - |
| **Net Capital** | $ 20,849 | $ 25,973 |
| **Minimum Net Capital Requirement** | 5,000 | 5,000 |
| **Excess Net Capital** | $ 15,849 | $ 20,973 |

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

**The accompanying notes are an integral part of these financial statements.**

# HBH Advisors, L.L.C.
## Statement Regarding Rule 15c3-3
## December 31, 2010 and 2009

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.